Filed by Kenvue Inc.
pursuant to rule 425 under the Securities Act of 1933, as amended
Subject Company: Johnson & Johnson
Commission File No.: 1-3215
Kenvue To File Form S-4 Registration Statement in Connection with Johnson & Johnson Exchange Offer Announcement
SKILLMAN, N.J. July 24, 2023 – Kenvue Inc. (NYSE: KVUE) (“Kenvue”) announced that it intends to file a Form S-4 Registration Statement today with the Securities and Exchange Commission (the “SEC”) in connection with Johnson & Johnson’s (NYSE: JNJ) proposed offer to exchange up to 1,533,830,450 shares of Kenvue common stock that it owns, representing 80.1% of the total outstanding shares of Kenvue common stock, for outstanding shares of Johnson & Johnson common stock. In the exchange offer, Johnson & Johnson shareholders will have the opportunity to exchange all, some, or none of their shares of Johnson & Johnson common stock for shares of Kenvue common stock, subject to the terms of the offer.
Johnson & Johnson currently owns approximately 89.6% of the total outstanding shares of Kenvue common stock. If the exchange offer (including all related transactions) is effectuated, Johnson & Johnson will no longer be the controlling shareholder of Kenvue, and Kenvue will operate as a separate and fully independent company.
“This filing marks an important milestone in Kenvue’s journey towards becoming a fully independent company,” says Thibaut Mongon, Kenvue Chief Executive Officer and Director. “As the world’s largest pure-play consumer health company by revenue, we have a clear vision, an agile operating model, strong fundamentals, and an inspiring purpose: to help people realize the extraordinary power of everyday care.”
This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, or a recommendation as to whether investors should participate in the exchange offer. The offer is made solely by the prospectus referenced below.
About Kenvue
Kenvue is the world’s largest pure-play consumer health company by revenue. Built on more than a century of heritage, our iconic brands, including Aveeno®, BAND-AID® Brand Adhesive Bandages, Johnson’s®, Listerine®, Neutrogena®, and Tylenol®, are science-backed and recommended by healthcare professionals around the world. At Kenvue, we believe in the extraordinary power of everyday care and our teams work every day to put that power in consumers’ hands and earn a place in their hearts and homes.
Forward-Looking Statements
This communication contains certain statements about Johnson & Johnson and Kenvue that are forward-looking statements. Forward-looking statements are based on current expectations and assumptions regarding Johnson & Johnson’s and Kenvue’s respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Johnson & Johnson and Kenvue of the exchange offer, the anticipated timing and benefits of the exchange offer, Johnson & Johnson’s and Kenvue’s anticipated financial results, and all other statements in this communication that are not historical facts.

Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Johnson & Johnson’s and Kenvue’s respective periodic reports filed from time to time with the Securities and Exchange Commission (the “SEC”), the Registration Statement referred to below, including the Prospectus forming a part thereof, the Schedule TO and other exchange offer documents filed by Johnson & Johnson or Kenvue, as applicable, with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Johnson & Johnson nor Kenvue undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements.
Additional Information and Where to Find It
This communication is for informational purposes only and is not an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities and a recommendation as to whether investors should participate in the exchange offer. If the exchange offer is commenced, Kenvue will file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a Prospectus. There can be no assurances that Johnson & Johnson will commence the exchange offer on the terms described in this document or at all. The exchange offer will be made solely by the Prospectus. The Prospectus will contain important information about the exchange offer, Johnson & Johnson, Kenvue and related matters, and Johnson & Johnson will deliver the Prospectus to holders of Johnson & Johnson common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Johnson & Johnson, Kenvue or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer.
Johnson & Johnson will file with the SEC a Schedule TO, which will contain important information about the exchange offer.
Holders of Johnson & Johnson common stock may obtain copies of the Prospectus, the Registration Statement, the Schedule TO and other related documents, and any other information that Johnson & Johnson and Kenvue file electronically with the SEC free of charge at the SEC’s website at http://www.sec.gov. Holders of Johnson & Johnson common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on http://www.JNJSeparation.com.
Johnson & Johnson has retained Georgeson LLC as the information agent for the exchange offer. To obtain copies of the exchange offer Prospectus and related documents, or for questions about the terms of the exchange offer or how to participate, you may contact the information agent at 1-866-695-6074 (toll-free for stockholders, banks and brokers) or +1-781-575-2137 (all others outside the United States).

Investor Relations:
Tina Romani
Kenvue_IR@kenvue.com

Media Relations:
Melissa Witt
media@kenvue.com